

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

May 17, 2010

Mr. Brian Fiddler
Hard Creek Nickel Corporation
1060-1090 West Georgia Street
Vancouver, British Columbia
V6E 3V7, Canada

      Re: Hard Creek Nickel Corporation
             Form 20-F for the Fiscal Year Ended December 31, 2008
             Filed June 23, 2009
             File No. 0-52326

Dear Mr. Fiddler:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                     Sincerely,

                     Karl Hiller
                     Branch Chief